FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 29, 2006

Buhrmann NV
(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                  )

Enclosure:  Press Release dated August 29, 2006

Buhrmann NV
For more information
Media Relations
PRESS RELEASE	+31 (0)20 651 10 34

Investor Relations
+31 (0)20 651 10 42

BUHRMANN MAKES OFFER TO ACQUIRE ANDVORD TYBRING-GJEDDE, THE LEADING OFFICE PRODUCTS GROUP IN THE NORDIC REGION

ALL CASH OFFER TO BE FUNDED BY DEBT FACILITIES

Amsterdam, the Netherlands, 29 August 2006 – Buhrmann has reached agreement to launch a voluntary cash offer of NOK 9.40 per ordinary share to acquire Andvord Tybring-Gjedde ASA (ATG), the leading office products group in the Nordic region. The transaction values ATG at NOK 2,180 million (EUR 271 million) on a fully diluted basis. The Andvord family, owning 39.9% of the company’s ordinary shares, and senior management have pre-accepted the offer for all their shares and management options. Pending employee consultation, the Board of ATG has declared its support for the transaction.

KEY HIGHLIGHTS

•                  The offer price of NOK 9.40 per share implies a premium of 36% over the closing price on 28 August and 39% over the volume weighted average share price in the last 3 months

•                  Synergy benefits expected in central services, private label, transport, warehousing, occupancy and certain other areas amounting to EUR 5 million annually

•                  Buhrmann and ATG pursue comparable strategic agendas with an emphasis on single source, eCommerce and private label expansion

•                  Management with in-depth local expertise to be retained

•                  Proposed acquisition to be funded by increasing borrowings under existing debt facilities; Buhrmann expects to maintain current credit standing with rating agencies

•                  Transaction expected to be broadly EPS neutral in 2006 and accretive from 2007 onwards

CEO’S STATEMENT

Frans Koffrie, President and CEO of Buhrmann commented: ‘The proposed transaction fulfils one of our strategic ambitions, providing a unique opportunity to expand our geographic coverage in the Nordic region, previously identified as an area for growth. The combination presents an excellent strategic and geographical fit, delivering Buhrmann with market leadership in Norway and Sweden and improved access to the Danish market. It brings a strong platform for further expansion in the Nordic region and the Baltics. The transaction will enable us to improve our offering to international customers and leverage central services, merchandising and certain other areas such as transport and warehousing. The ATG management team has a strong track-record and we look forward to working closely with them and the ATG employees in further strengthening our European operations.’

CONSIDERATIONS TO THE TRANSACTION

The voluntary offer will be a cash offer for all outstanding shares in ATG. Based on the offer price of NOK 9.40 per share, the share capital of ATG is valued at NOK 2,021 million (EUR 251 million) on a fully diluted basis. Including net debt of NOK 159 million as per the end of the second quarter of 2006, the pro-forma enterprise value of the company amounts to NOK 2,180 million (EUR 271 million). Based on analyst consensus this translates to an EV/EBITDA 2006 multiple, excluding synergy benefits, of 10.6 x and an EV/EBITDA 2007 multiple of 9.0 x, excluding synergy benefits.

Buhrmann will fund the proposed acquisition by using existing debt facilities and cash on hand as well as by increasing borrowings under its senior credit facility. The increase in borrowings under the senior credit facility has been underwritten. It is Buhrmann’s expectation to maintain its current credit standing with the rating agencies.

The estimated effect of the acquisition on Earnings Per Share is expected to be approximately neutral in 2006 and accretive from 2007 onwards.

BACKGROUND TO THE TRANSACTION

ATG is convinced that continuing developments in the office products market demand further economies of scale and access to an international network. Given the growing importance of eCommerce, private label and global sourcing and the attendant investments required, they consider that joining a global player provides a solid future for the company and its stakeholders.

The Andvord family – ATG’s largest shareholder owning 39.9% (84,673,357 shares) of the company’s shares – and senior management including the CEO, CFO and Finance Director– owning 0.22% (469,479 shares) of the company’s shares and 3,600,000 management options – have expressed their full support for the transaction and have signed a pre-acceptance agreement to tender their shares under the offer. In total shareholders owning 40.1% (85,142,836 shares) of the company’s shares have signed a pre-acceptance agreement.  Buhrmann currently does not own any shares or options in ATG.

ATG is the largest office products group in the Nordic region and is a result of the merger of Andvord AS and C.Tybring-Gjedde ASA which took effect 31 August 2005. Offering a wide range of office and computer supplies, facility products, school materials and document and print management, ATG holds strong market positions in Norway and Sweden and has an additional presence in Denmark. The company currently has 767 employees and is listed at the Oslo Stock Exchange. The ATG head office and main distribution centre are situated at Karihaugen, near Oslo, Norway.

For the first half of 2006 ATG generated total revenues of NOK 1,239 million (EUR 155 million). Organic sales growth was 4%. The gross margin was 34.5% and operating result (EBIT) NOK 46.9 million (EUR 5.9 million).

ATG will be the Nordic entity within Buhrmann’s Office Products Europe Division. Senior members of ATG’s management team are expected to play leading roles in the company as well as within the Office Products Europe management team. Buhrmann’s and ATG’s operations in Sweden will be merged in order to maximise commercial opportunities and cost synergies. In Sweden Buhrmann currently employs 270 people with sales of approximately EUR 75 million.

Buhrmann expects to achieve synergy benefits of around EUR 5 million annually. The acquisition will result in estimated integration costs up to EUR 4 million.

CONDITIONS OF THE TRANSACTION

The voluntary offer will be subject to certain conditions including acceptance by shareholders representing at least 90% of the outstanding ATG ordinary shares. The acceptance period of the voluntary offer is from 31 August, 2006 to 15 September, 2006 at 16:00 CET, both dates inclusive. Any extension of the acceptance period or waiver of conditions will be communicated in accordance with the rules of the Oslo Stock Exchange. The voluntary offer will, if successful, be followed by a mandatory offer. It is currently expected that the transaction will be completed late October 2006.

Following completion, Buhrmann intends to apply for ATG to be delisted from the Oslo Stock Exchange.

The offer will be executed through Corporate Express Norway Holdings AS, a recently established wholly owned subsidiary of Buhrmann.

Conference Call

A live audio web cast of the analyst & investor conference call starting at 10 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. The analyst & investor presentation will also be available on the web site. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0)45 631 69 03.

Additional information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2005 annual sales of EUR 5.9 billion. The company has approximately 18,000 employees, and operations in 18 countries. The financial results for the third quarter 2006 will be published on 1 November 2006. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) and in New York (NYSE: BUH).

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  August 29, 2006